SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2003

Irsa Inversiones y Representaciones Sociedad Anónima

(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Bolívar 108

(C1066AAB)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F  ☑     Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐      No  ☑

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores: on June 20, 2003 related to (i) the Series 03 Secured Notes Due 2009 issued by the Company under the U$S 250,000,000 Global Medium Term Note Program authorized by the Comision Nacional de Valores by Resolution No. 12,964 dated August 26, 1999, and (ii) the Loan Agreement (U$S 51,000,000) dated November 21, 2002.

By letter dated June 19, 2003 the Company made reference to: (i) the Series 03 Secured Notes Due 2009 issued by the Company under the U$S 250,000,000 Global Medium Term Note Program authorized by the Comision Nacional de Valores by Resolution No. 12,964 dated August 26, 1999, and (ii) the Loan Agreement (U$S 51,000,000) dated November 21, 2002.

The Company informed that had offered the holders of the above referred notes to repurchase said notes.

The purchase offer Price is for the 68% of its face value. The purchase offer comprises the 37,380,000 of the Series 03 Secured Notes Due 2009. The maximum amount of cash to be applied by the Company to repurchase the above referred notes is U$S 25,418,400. The Company established August 6, 2003 as the date for the liquidation of the offer.

The Company had also offered the HSBC BANK the acquisition of 100% of the above mentioned Loan Agreement, establishing August 6, 2003 as the date for the liquidation of that offer. The maximum amount offered is U$S 34,680,000 (equivalent to the 68% of the amount of the Loan Agreement).

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ SAÚL ZANG
Name: Saúl Zang
Title: Second Vice Chairman of the Board of Directors

Dated: June 20, 2003